FNX ACQUIRES 100% OWNERSHIP OF ITS SUDBURY MINES AND PROPERTIES

TORONTO: October 21, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) announces that it has completed the acquisition of Dynatec Corporation’s remaining interest in FNX’s Sudbury assets. The acquisition consolidates 100% ownership of FNX’s assets in the former Sudbury Joint venture, including its operating mines (Inter Main and PM Deposits), the Levack Mine, which is expected to be in production in 2006, the Podolsky Mine, which, pending a favourable feasibility study, is expected to be put into production in 2007, and the recent high-grade Cu-Ni-Pt-Pd-Au Levack Footwall discovery.

The transaction was completed on the terms previously announced (see October 5, 2005 press release) including, the exchange of 20.5 million common shares of FNX for Dynatec Corporation’s 25% interest in the former Sudbury Joint Venture and Dynatec’s 50% ownership in Aurora Platinum Corp. plus its participation rights in 50% of any future FNX acquisitions in the Sudbury area. The agreement contains significant restrictions on the FNX shares issued to Dynatec, including a voting trust, standstill and right of first refusal plus a requirement for broad distribution on the sale of the FNX shares. After giving effect to the transactions, FNX will have 75.9 million common shares issued and outstanding (78.3 million common shares on a fully diluted basis).

Terry MacGibbon, President and CEO of FNX, stated, “We now have full control of our current and future endeavours in the Sudbury area. This will allow us to streamline and optimize our Sudbury operations and to implement our growth strategy unimpeded.  FNX has not only acquired the remaining interest in the Sudbury assets, but it will also acquire a proven, experienced and competent mining team to provide the mining skills necessary to continue our aggressive development and mining of our Sudbury properties.”

In connection with the transaction FNX management will have full control of operations and provide supervision and direction to Dynatec, who will provide mining contractor services for a two year period.

Forward-looking Statement

This news release contains certain forward-looking statements, including statements about the acquisition by FNX of certain assets from Dynate and the anticipated benefits of the acquisition to FNX.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements, including risks relating to FNX’s ability to realize the anticipated benefits of the acquisition and other risks disclosed in FNX’s filings with the SEC and Canadian securities regulators. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

Ronald P. Gagel, Vice President and CFO

Tel: 416-368-0990, Fax 416-360-0550, Email: rgagel@fnxmining.com